GTY Technology Holdings Inc.

October 24, 2016

VIA EDGAR

Pamela Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GTY Technology Holdings Inc.
Registration Statement on Form S-1
Filed September 26, 2016, as amended
File No. 333-213809 (the “Registration Statement”)

Dear Ms. Long:

GTY Technology Holdings Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated pursuant to Rule 461 of the Securities Act of 1933, as amended, so as to permit it to become effective at 2:00 p.m. New York City time on October 26, 2016, or as soon thereafter as possible. Please call Joel L. Rubinstein, Esq. at (212) 294-5336 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Sincerely,

GTY TECHNOLOGY HOLDINGS INC.

By:	/s/ Harry L. You
Name:	Harry L. You
Title:	President and Chief Financial Officer